1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

April 19, 2012	W. Randy Eaddy direct dial 336 607 7444 direct fax 336 734 2665 readdy@kilpatricktownsend.com

VIA EDGAR and Federal Express

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Attention:	Christina Chalk, Senior Special Counsel

Re:	Cardinal Bankshares Corporation (the “Company”)
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2012 by Schaller Equity Partners, et al.
File No. 0-28780

Ladies and Gentlemen:

At the request and on behalf of our clients, Schaller Equity Partners (the “Partnership”) and the other participants identified in the above-referenced Preliminary Proxy Statement (collectively, the “Participants”), we provide below responses to the Staff’s comment letter dated April 19, 2012.  These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out, seriatum, each of the Staff’s comments (in bold face type) followed by the response.

We are concurrently filing via EDGAR this letter (under the label “CORRESP”) and our revised Preliminary Proxy Statement (“Amendment No. 4”).  Amendment No. 4 includes revisions made in response to the Staff’s comments.  Two copies of this letter and a marked-to-show-changes version of Amendment No. 4 with respect to Amendment No. 3 to the Preliminary Proxy Statement are being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to “we”, “our” or “us” in the responses below refer to the Participants.  In the case of all responses to comments, however, the use of such first-person pronouns reflects statements of the Participants as if they were the signatories of this letter (rather than this firm on their behalf).

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  DUBAI  NEW YORK  OAKLAND  RALEIGH  SAN DIEGO  SAN FRANCISCO  SEATTLE  SILICON VALLEY  STOCKHOLM  TAIPEI  TOKYO  WALNUT CREEK  WASHINGTON, DC  WINSTON-SALEM

Securities and Exchange Commission
April 19, 2012

1.
We refer to your responses to comments 2-4 in our letter dated April 17, 2012. In response to comment 2, you note that status as a bank holding company under Section 2(a)(2) of the Bank Holding Company Act of 1956 may be triggered by circumstances other than majority control of the board of directors of a bank or bank holding company. For example, you quote Section 2(a)(2)(C) of the Act in your response. It states that the Federal Reserve Board may determine that a company is a bank holding company if (after notice and hearing), it determines that a company “directly or indirectly exercises a controlling influence over the management or policies of the bank or company.” Here, if all of your nominees are elected to the board of Cardinal, they will control three seats on a six-member board. Is there a potential that holding half of the board seats on a board with an even number of directors would trigger this provision of the Bank Holding Act and thus result in bank holding company status? Why or why not? Include your response in the revised proxy statement or tell explain why you do not believe these revisions are necessary in the revised proxy statement.

Response:

First, as part of our response to interrelated aspects of all three comments of the Staff, we have revised the section “Selection of the Nominees” and created a new section “Certain Federal Reserve Board Matters” in the Proxy Statement as reflected in the excerpt attached hereto as Annex A. These revisions provide the additional disclosures the Staff requested, and the relocation of some information to the new “Certain Federal Reserve Board Matters” section helps to organize that information and facilitate its comprehension.

The Partnership is a shareholder of the Company and, in that capacity, is soliciting the votes of the Company’s other shareholders for the election of three independent individuals to the Board of Directors of the Company.  We believe that Section 2(a)(2)(B) is the only subsection of the Act that is relevant, and Section 2(a)(2)(B) is only subsection of the Act that has ever been raised by the FRB Staff.

We also do not believe the FRB Staff could make any reasonable claim that the Partnership’s proxy solicitation is an issue under any other subsection of Section 2(a)(2) of the Act.  Specifically, Section 2(a)(2)(C) is not a concern because, unlike Section 2(a)(2)(A) & (B), it cannot be invoked by the FRB Staff without notice and a hearing on the matter because a determination of a “controlling influence” requires an analysis of facts and circumstances by an administrative law judge.

Securities and Exchange Commission
April 19, 2012

Substantively, we believe the FRB Staff has not and will not raise subsection (C) in this context because of the limited actions the Partnership is taking.  While there may be circumstances in corporate takeover battles where a proxy solicitation might represent an effort by a company to acquire control of another, that is not the case where a company is not seeking control of another company, but is rather, along with other unaffiliated shareholders, simply participating in statutorily authorized corporate democracy.  Influencing voting by reasoned argument as part of a proxy solicitation is in no sense exercising a “controlling influence.”  Rather, it is quintessentially the absence of control in the context of seeking to elect unaffiliated persons as directors where the soliciting party has no right or other entitlement to elect anyone as a director.  The Partnership here is simply trying to get other shareholders to support the Partnership’s unaffiliated nominees.  It is as if the Partnership were appearing in person at the annual meeting and making a speech in support of votes for its nominees.

As described in the Proxy Statement, the proxy solicitation proposed by the Partnership has as its sole purpose that Coalition Proxy Holding and Voting SPV, Inc. (“CPHV”) will acquire the power to vote as directed by other shareholders of the Company for three director nominees being proposed by the Partnership who are not affiliated with the Partnership or with each other.  None of the Partnership, CPHV, the Nominees, or any of their respective affiliates or associates are seeking control of the Company.  The sole purpose of the proposed proxy solicitation here is to bring about a one-time change in the Board of Directors of the Company that the Partnership believes will be beneficial to the Company and all of the Company’s shareholders.

Consistent with the absence of any affiliation among the Partnership and the Nominees, there are no agreements, commitments or other arrangements between the Partnership, CPHV, the Nominees, or any of their respective affiliates or associates with respect to how any Nominee would act as a director, if elected, or would act otherwise with respect to the management or ongoing operations of the Company.  Even if the proposed solicitation were completely successful, the Partnership will not have the ability to exercise a controlling influence over the Company.  The Company would simply have several new members on its Board of Directors, none of whom is controlled by or committed to the Partnership.

In any event, our revisions to the Proxy Statement as reflected on Annex A, together with disclosures already made, address these matters and are responsive to the Staff’s comment.

2.	Refer to our last comment above. Have you had discussions with the staff of the Federal Reserve Board regarding this point? Why or why not? Include your response in the revised proxy statement.

Response:

We have not discussed anything other than Section 2(a)(2)(B) with FRB Staff.  Through our own analysis of this issue, summarized in response to comment 1, and our discussions with the FRB Staff, it is clear to us that Section 2(a)(2)(B) is the only subsection that the FRB Staff believes is applicable in this context.  As we mentioned in our prior response letter dated April 17, 2012, we do not believe the FRB Staff is in a position to give any further assurances on these issues, and thus we intend to rely on the plain language of Section 2(a)(2) rather than any further oral guidance that the FRB Staff might be willing to provide.

Securities and Exchange Commission
April 19, 2012

We revised the Proxy Statement to provide additional disclosure with respect to these matters in response to the Staff’s comment.  Please note, however, that if there is any risk that the Partnership is at any time determined to be a bank holding company, that risk is the Partnership’s alone.  The nominees for the Board of Directors, the Company and the Company’s other shareholders have no risk if such a determination is made.

3.
Refer to comment 3 in our letter dated April 17, 2012 and your response. Include your response concerning the effects of bank holding company status in the revised proxy statement, or explain why such disclosure is not relevant because this issue is beyond doubt, given the changes you have made in the number of board nominees for which you are soliciting.

Response:

We have revised the Proxy Statement, as reflected in Annex A, in response to the Staff’s comment.

* * * * *

In the event that it may be necessary, the Participants hereby reaffirm, as they previously acknowledged in response to the Staff, that they acknowledge that (i) the Participants are responsible for the adequacy and accuracy of the disclosure in their filing; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Participants’ filing; and (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We are expressly authorized to make the above reaffirmation on behalf of the Participants.

Securities and Exchange Commission
April 19, 2012

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (336) 607-7444 or Matthew S. Chambers at (336) 607-7313.

Thank you for your consideration in this matter.

Sincerely,

/s/ W. Randy Eaddy

W. Randy Eaddy

Enclosures

cc:           Mr. Douglas E. Schaller
James W. Stevens, Esq.
Matthew S. Chambers, Esq.

Securities and Exchange Commission
April 19, 2012

Annex A
Certain Federal Reserve Board Matters

As indicated above, we reduced our number of Nominees to three from five, so that, if elected, they would not constitute a majority of the Company’s directors. We did so to avoid difficulties with the position of the FRB Staff that the Partnership’s involvement in soliciting proxies for a majority of the positions on the Board could cause the Partnership to be considered a bank holding company under the BHCA. Even though the Partnership decided that the Coalition would make the reduction to three Nominees, the Partnership strongly disagrees with the FRB Staff’s position, and it further believes that the Partnership will not be a bank holding company on any basis as a result of the Coalition’s solicitation of proxies pursuant to this Proxy Statement, or the Partnership’s ongoing investment in the Company, for the following reasons.

The FRB Staff stated its position as being based on Section 2(a)(2)(B) of the BHCA that is triggered by the ability of a “company” to “control” the election of a majority of the board of directors of a bank holding company. In the FRB Staff’s view, because the Partnership is an entity (and not an individual), its leadership role in the solicitation of proxies that confer authority to vote for the election of the Coalition’s originally contemplated five Nominees at the Annual Meeting would trigger that subsection, even though (a) each such proxy (i) is revocable until the vote is actually cast at the Annual Meeting and (ii) will expire at the conclusion of the Annual Meeting, and (b) the subsection would not be applicable at all if the owner of the Partnership’s Shares (and thus the participant in the solicitation) were an individual. The FRB Staff indicated that the Partnership’s participation in a solicitation to elect less than a majority of the Company’s directors would not be a problem under the FRB Staff’s position. The FRB Staff took its position in telephone conversations with the Partnership and the Partnership’s legal counsel, but would not put its position in a letter to the Partnership as it initially indicated it would do. The Partnership believes the position of the FRB Staff is wrong and that the Partnership could successfully challenge a possible determination by the FRB Staff that the Partnership had become a bank holding company as a result of soliciting proxies for the election of the Coalition’s five Nominees. However, the Partnership and the Coalition determined that a possible confrontation with the FRB Staff about the matter would not be in the best interest of the Partnership, the Coalition or potentially other shareholders of the Company.

It is also important to note that the Partnership does not believe the Coalition’s solicitation of proxies for the election of its three Nominees would cause the Partnership to be considered a bank holding company on any other basis under the BHCA, including the test under Section 2(a)(2)(C) relating to whether a company may directly or indirectly exercise a controlling influence over the management or policies of the Company. This is because the Partnership is simply participating in statutorily authorized corporate democracy along with other unaffiliated shareholders.  Influencing voting by reasoned argument as part of a proxy solicitation is in no sense exercising a “controlling influence.”  Rather, it is quintessentially the absence of control, because the Partnership has no right or other entitlement to elect anyone as a director.  By forming and leading the Coalition here, the Partnership is simply trying to get other shareholders to support the Nominees to bring about a one-time change in the Board that, even if the solicitation is completely successful, would not give the Partnership the ability to exercise a controlling influence over the Company.  The Company would simply have several new members on its Board, none of whom is controlled by or committed to the Partnership.  Moreover, unlike Section 2(a)(2)(B), Section 2(a)(2)(C) cannot be invoked by the FRB Staff without notice to the Partnership and a hearing on the matter conducted by an administrative law judge to reach a determination based on analysis of all relevant facts and circumstances. The Partnership does not believe any determination would be made that Section 2(a)(2)(C) is applicable to it with respect to the Company.

 In any event, even if (a) the FRB Staff were to take a position that Section 2(a)(2)(C) is applicable, and (b) the Partnership was unsuccessful in opposing that position before the administrative law judge, such a determination would not adversely affect the Company, other shareholders of the Company, or the service as directors of any of the Coalition’s three Nominees if they are elected at the Annual Meeting. As discussed elsewhere in this Proxy Statement, none of the Nominees is an affiliate of the Partnership, and all of them are otherwise independent from the Partnership and not subject to any control by the Partnership or any of its affiliates. As a result, there would not be any control of them by the Partnership, or any indirect controlling influence by the Partnership, through them as directors, over the Company or the Board.